

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2010

Mr. David W. Skiles
Chief Executive Officer
FPB Bancorp, Inc.
1301 SE Port St. Lucie Boulevard
Port St. Lucie, Florida 34952

> **Re: FPB Bancorp, Inc.**
> **Post Effective Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 15, 2010**
> **File No. 333-167106**

Dear Mr. Skiles:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post Effective Amendment No. 2 to Registration Statement on Form S-1
Cover Page

1.   Please revise the cover page to indicate your current capital ratios as they relate to your requirements under the Consent Order as well as your estimate of the additional capital necessary to attain your required capital levels.

In addition, please indicate in the heading of the cover page (directly below your logo) the number of units that you are selling in the offering.

Explanatory Note

2.   Please revise this section to indicate that you have also filed this amendment in order to increase the minimum number of units that you must receive subscriptions for from 250,000 units to at least 750,000 units.

Impaired Loans, page 6

3.   Please revise the narrative in this section to include the staff of the aggregate amount of loans at September 30, 2010 and December 31, 2009, that were neither non-performing nor troubled debt restructurings, but that had the loan term extended.

Additional Sources of Capital, page 8

4.   Please revise this section to disclose that you still do not have any plans, arrangements and/or understandings related to your "equity line" program, or revise as discussed in our comment seven of our letter dated June 9, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: *(by facsimile only)*
        Richard Pearlman
        Igler & Daugherty, P.A.
        Fax: (850) 878-1230